SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: October 31, 2016	By	/S/ S. J. Cheng
Name: S. J. Cheng
Title: Chairman & Chief Executive Officer

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES INC. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ALERT: ChipMOS BERMUDA ANNOUNCES COMPLETION OF MERGER WITH AND INTO ChipMOS TAIWAN

•	Consolidation Marks Start of New Era for Industry Leading OSAT Company

•	Company to Capitalize on Compelling Long-Term Growth Opportunities, Cost Savings and Financial Benefits Afforded by Streamlined Structure

Hsinchu, Taiwan, October 31, 2016 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS Bermuda” or “IMOS”) (Nasdaq: IMOS) today announced the completion of the merger (the “Merger”) of ChipMOS Bermuda with and into its 58.3% owned subsidiary ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”) (Taiwan Stock Exchange: 8150), with ChipMOS Taiwan being the surviving company after the Merger, pursuant to the previously announced agreement and plan of merger, dated January 21, 2016, by and between ChipMOS Bermuda and ChipMOS Taiwan (the “Merger Agreement”).

S.J. Cheng, Chairman and Chief Executive Officer, commented, “Today marks the official start of a new era for our Company. We are moving forward, with overwhelmingly positive shareholder support, with a unified structure and purpose – ready to capitalize on the compelling long-term growth opportunities, cost savings and financial benefits afforded by our streamlined ownership structure. We expect this consolidation will help investors and financial analysts in the U.S. and Asia to more appropriately value our company based on our business profile, long-term prospects and strategy, and to also more appropriately value our company relative to other public OSAT companies. We would like to thank the regulatory authorities in Taiwan, the U.S. and Bermuda for their efforts in this transaction and our shareholders for their continued support.”

As a result of the merger, ChipMOS Taiwan will have approximately 856.9 million shares outstanding on a fully diluted basis, which trade on the Taiwan Stock Exchange (“TWSE”) under the ticker symbol “8150”. Former ChipMOS Bermuda shareholders will own approximately 59.8%, and former ChipMOS Taiwan shareholders will own approximately 40.2%. ChipMOS Taiwan has obtained approval from NASDAQ to list the ChipMOS Taiwan ADSs to be issued in connection with the Merger on NASDAQ where, subject to official notice of issuance, commencing on November 1, 2016, they will trade under the ticker symbol “IMOS”. There will be approximately 25.6 million ADSs on a fully diluted basis. The Company is an industry leading provider of semiconductor assembly and test services, boasting one of the world’s largest LCD driver capacity footprints for packaging and testing, backed by advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan and Qingpu Industrial Zone in Shanghai. ChipMOS provides assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

In accordance with the terms of the Merger Agreement, each common share of IMOS, par value US$0.04 per share (each, an “IMOS Share”, and collectively, the “IMOS Shares”), issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) has been cancelled in exchange for the right by each former holder of such cancelled IMOS Shares (each, a “Former IMOS Shareholder”) to receive, with respect to each such IMOS Share, (i) 0.9355 American depositary share (each, a “ChipMOS Taiwan ADS”, and collectively, the “ChipMOS Taiwan ADSs”), each ChipMOS Taiwan ADS representing 20 common shares of ChipMOS Taiwan, par value NT$10 per share (each, a “ChipMOS Taiwan Share”, and collectively, the “ChipMOS Taiwan Shares”) (the “Share Consideration”), and (ii) US$3.71 in cash, without interest, net of any applicable withholding tax (the “Cash Consideration” and together with the Share Consideration and any cash in lieu of any fractional ChipMOS Taiwan ADS entitlement (the “Cash-in-Lieu Payment”), the “Merger Consideration”). The entitlement to any Cash-in-Lieu Payment will be determined on the basis of US$17.69 per ChipMOS Taiwan ADS.

Former IMOS Shareholders holding certificates representing the cancelled IMOS Shares will receive from Citibank, N.A. (“Citibank”), as exchange agent for the Merger and as depositary for ChipMOS Taiwan ADSs, a letter of transmittal and instructions on how to surrender their cancelled IMOS Shares in exchange for the Merger Consideration and should wait to receive the letter of transmittal before surrendering their cancelled IMOS Shares. Former IMOS Shareholders holding the cancelled IMOS Shares in uncertificated form will receive from Citibank a statement reflecting ChipMOS Taiwan ADSs issued in such Former IMOS Shareholder’s name as a result of the Merger and a check for the net Cash Consideration and Cash-in-Lieu Payment to which such Former IMOS Shareholder is entitled as a result of the Merger. Payment of the Merger Consideration will be made to Former IMOS Shareholders as soon as practicable after Citibank receives from ChipMOS Taiwan the aggregate Merger Consideration.

Trading of IMOS Shares on the NASDAQ Capital Market (“NASDAQ”) ceased as of 4:00 p.m. (New York time) on October 28, 2016. IMOS also requested that NASDAQ file as of 9:00 a.m. (New York time) on October 31, 2016 a Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of IMOS Shares from NASDAQ and the deregistration of IMOS’s registered securities. The deregistration will become effective 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. ChipMOS Bermuda intends to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC within ten days of the Effective Time. The Company’s obligation to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

ChipMOS Taiwan expects to report financial results for the third quarter of 2016 at 6:00 a.m. on Thursday, November 10, 2016 before the NASDAQ open (New York time). ChipMOS Taiwan has obtained approval from NASDAQ to list the ChipMOS Taiwan ADSs to be issued in connection with the Merger on NASDAQ where, subject to official notice of issuance, commencing on November 1, 2016, they will trade under the ticker symbol “IMOS.”

This press release is not an offering of securities for sale in any jurisdiction:

ChipMOS Taiwan filed a registration statement on Form F-4 with the SEC in connection with the Merger. The Form F-4 contains a prospectus, proxy statement for the Merger and other documents. In addition, certain participants in the Merger filed with the SEC a Schedule 13E-3 transaction statement. These documents contain important information about ChipMOS Taiwan and ChipMOS Bermuda, the Merger and related matters, including the terms and conditions of the transaction. Former IMOS Shareholders are urged to carefully read these documents. The Form F-4, prospectus, proxy statement, Schedule 13E-3 and all other documents filed with the SEC in connection with the Merger are available, free of charge, on the SEC’s website at www.sec.gov and in the SEC section of the ChipMOS Investor Relations website at www.chipmos.com. In addition, these documents will be made available, free of charge, to Former IMOS Shareholders who make a written request to irene_tsai@chipmos.com.

This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any filings made with the SEC.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS Bermuda (NASDAQ: IMOS) (http://www.chipmos.com) prior to completion of the Merger has been an industry leading provider of semiconductor assembly and test services.

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”) (Taiwan Stock Exchange: 8150), was established in August 1997 and is an industry leading provider of semiconductor assembly and test services. ChipMOS Taiwan is a leader in Taiwan’s IC packaging and testing industry and has one of the world’s largest LCD driver capacity footprints for packaging and testing. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan and Qingpu Industrial Zone in Shanghai, ChipMOS Taiwan and its subsidiaries provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. For more details, please refer to ChipMOS Taiwan’s website http://www.chipmos.com.tw.

Forward-Looking Statements

This press release contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. These risks and uncertainties include those discussed under “Cautionary Statement Concerning Forward Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that ChipMOS Taiwan filed with the U.S. SEC.